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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               BNC MORTGAGE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   05561Y 10 5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 pages

CUSIP NO.  05561Y  10  5               13G                     PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      EVAN R. BUCKLEY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]


      INAPPLICABLE
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
       NUMBER OF
        SHARES
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY              6    SHARED VOTING POWER
         EACH
       REPORTING
        PERSON               1,549,717
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER


                             1,549,717
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,549,717
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         28.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 8 pages

CUSIP NO.  05561Y  10  5               13G                     PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      KAREN BUCKLEY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]


      INAPPLICABLE
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
       NUMBER OF
        SHARES
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY              6    SHARED VOTING POWER
         EACH
       REPORTING
        PERSON               1,549,717
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER


                             1,549,717
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,549,717
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         28.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 3 of 8 pages

CUSIP NO.  05561Y  10  5               13G                     PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      THE BUCKLEY FAMILY TRUST
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [ ]


      INAPPLICABLE
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


      CALIFORNIA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
       NUMBER OF
        SHARES               1,549,717
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY              6    SHARED VOTING POWER
         EACH
       REPORTING
        PERSON
         WITH                ---------------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                             1,549,717
--------------------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,549,717
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


         28.6%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*


         OO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 4 of 8 pages

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

         Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

ITEM 1.

    (a) BNC Mortgage, Inc.

    (b) 1063 McGaw Avenue, Irvine, California 92614

ITEM 2.

    (a) Evan R. Buckley
        Karen Buckley
        The Buckley Family Trust

    (b) 1063 McGaw Avenue, Irvine, California 92614

    (c) Evan R. Buckley - United States
        Karen Buckley - United States
        The Buckley Family Trust - California

    (d) Common Stock

    (e) 05561Y  10  5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance Company as defined in section 3(a)(19) of the act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(l)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with Section 240.13d-l(b)(ii)(G) (Note: See Item 7)
(h) [ ] Group, in accordance with Section 240.13d-l(b)(l)(ii)(H)

ITEM 4. OWNERSHIP

    (a) Evan R. Buckley - 1,549,717
        Karen Buckley - 1,549,717
        The Buckley Family Trust - 1,549,717

    (b) 28.6%



                                Page 5 of 8 pages

    (c)

        (i)   Evan R. Buckley - 0
              Karen Buckley - 0
              The Buckley Family Trust - 1,549,717

        (ii)  Evan R. Buckley - 1,549,717
              Karen Buckley - 1,549,717
              The Buckley Family Trust - 0

        (iii) Evan R. Buckley - 0 Karen Buckley - 0
              The Buckley Family Trust - 1,549,717

        (iv)  Evan R. Buckley - 1,549,717
              Karen Buckley - 1,549,717
              The Buckley Family Trust - 0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    SAFECO Asset Management Company
    Greenlight Capital LLC
    SAFECO Common Stock Trust
    Bay Pond Partners, LP

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

    Inapplicable.

ITEM 10. CERTIFICATION

    By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                               Page 6 of 8 pages
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                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        By:  /s/  Evan R. Buckley
                                           -------------------------------------
                                           Name:  Evan R. Buckley


                                        By:  /s/  Karen Buckley
                                           -------------------------------------
                                           Name:  Karen Buckley


                                        THE BUCKLEY FAMILY TRUST


                                        By:  /s/  Evan R. Buckley
                                           -------------------------------------
                                           Name:  Evan R. Buckley
                                           Title:  Co-Trustee


                                        By:  /s/  Karen Buckley
                                           -------------------------------------
                                           Name:  Karen Buckley
                                           Title:  Co-Trustee

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



                                Page 7 of 8 pages
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                                    EXHIBIT A

                               AGREEMENT FOR JOINT
                             FILING OF SCHEDULE 13G

    Evan R. Buckley and Karen Buckley, individually and as Trustees of the Buckley Family Trust, agree that the Schedule 13G dated February 2, 1999 regarding BNC Mortgage, Inc. has been filed on behalf of each of Evan R. Buckley, Karen Buckley, and the Buckley Family Trust.


                                        By:  /s/  Evan R. Buckley
                                           -------------------------------------
                                           Name:  Evan R. Buckley


                                        By:  /s/  Karen Buckley
                                           -------------------------------------
                                           Name:  Karen Buckley



                                        THE BUCKLEY FAMILY TRUST


                                        By:  /s/  Evan R. Buckley
                                           -------------------------------------
                                           Name:  Evan R. Buckley
                                           Title: Co-Trustee


                                        By:  /s/  Karen Buckley
                                           -------------------------------------
                                           Name:  Karen Buckley
                                           Title: Co-Trustee



                                Page 8 of 8 pages